NEWS RELEASE

North American Palladium Reminds Series A Warrant Holders of
January 14 Expiry Date

Toronto, Ontario, January 5, 2011 – North American Palladium Ltd. (“NAP”) (TSX: PDL) (NYSE Amex: PAL) wishes to remind holders of its Series A warrants (TSX: PDL.WT.A) that these warrants will expire on January 14, 2011.

As previously announced on December 8, 2010, the Company has elected to accelerate the expiry of the Series A warrants originally issued on September 30, 2009 and October 8, 2009.  Each warrant entitles the holder to purchase one common share of NAP at a price of C$4.25 per share.  The warrants were originally set to expire on September 30, 2011 and will now expire at 5:00 p.m. (Toronto time) on January 14, 2011.

Beneficial warrant holders are encouraged to contact their stock broker for instructions on how to exercise their warrants.  Brokers holding warrants on behalf of warrant holders should contact CDS to obtain a warrant certificate and then surrender their warrant certificate, along with an executed exercise form and a certified cheque, bank draft or money order, to Computershare Trust Company of Canada at 100 University Avenue, Toronto, Ontario M5J 2Y1, Attention: Manager, Corporate Trust.  The Series A warrants may be referenced as CUSIP 656912128 and ISIN CA6569121289.

If you require assistance exercising your warrants, please contact NAP’s transfer agent, Computershare Investor Services Inc., at 1-800-564-6253 or service@computershare.com.

A copy of the prospectus relating to the common shares underlying the Series A warrants may be accessed from the U.S. Securities and Exchange Commission at www.sec.gov and from the Canadian Securities Administrators at www.sedar.com.  A printed copy may also be requested from North American Palladium Ltd., Royal Bank Plaza, South Tower, 200 Bay St., Suite 2350, Toronto, Ontari o M5J 2J2, Attention: Camilla Bartosiewicz.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com